Decisions of Ecopetrol S.A.’s Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that the Board of Directors elected at the Extraordinary Shareholders' Meeting on October 24, 2022, held a meeting on October 27, 2022 in which it appointed Carlos Gustavo Cano Sanz as Chairman of the Board of Directors and Mauricio Cabrera Galvis as Vice Chairman of the Board of Directors.

Additionally, the Board of Directors approved the membership of its committees, which will be comprised as follows:

AUDIT AND RISK COMMITTEE

•	Sergio Restrepo Isaza (Chair)
•	Carlos Gustavo Cano Sanz
•	Santiago Perdomo Maldonado

BUSINESS COMMITTEE

•	Santiago Perdomo Maldonado (Chair)
•	Carlos Gustavo Cano Sanz
•	Esteban Piedrahíta Uribe
•	Gonzalo Hernández Jiménez
•	Gabriel Mauricio Cabrera Galvis
•	Sandra Ospina Arango
•	Saúl Kattan Cohen
•	Sergio Restrepo Isaza

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Esteban Piedrahíta Uribe (Chair)
•	Carlos Gustavo Cano Sanz
•	Gabriel Mauricio Cabrera Galvis
•	Gonzalo Hernández Jiménez
•	Mónica de Greiff Lindo

COMPENSATION, NOMINATION AND CULTURE COMMITTEE

•	Mauricio Cabrera Galvis (Chair)
•	Mónica de Greiff Lindo
•	Saúl Kattan Cohen

HSE COMMITTEE

•	Sandra Ospina Arango (Chair)
•	Mónica de Greiff Lindo
•	Sergio Restrepo Isaza

TECHNOLOGY AND INNOVATION COMMITTEE

•	Saúl Kattan Cohen (Chair)
•	Esteban Piedrahíta Uribe
•	Sandra Ospina Arango
•	Santiago Perdomo Maldonado

The Board of Directors appointed María Paula Camacho Rozo as Vice President of Corporate Affairs and Secretary General of Ecopetrol S.A., who will exercise this position as of October 27, 2022. Maria Paula has been in charge of this vice presidency since August 18, 2022. Ms. Camacho has a law degree from Universidad Javeriana, and a specialization in commercial law from the University of Paris II. She has 24 years of experience in the Ecopetrol Group, within which she has served as Secretary General for Cenit and Ocensa, and as Legal Manager of New Businesses and Corporate of Ecopetrol.

Finally, the Board of Directors expressed its support for the Company's management team, headed by its President Felipe Bayón Pardo.

Bogotá D.C., October 27, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co